UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2012

Commission File Number: 33-99284

STENA AB (PUBL)

(Translation of registrant’s name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2012	STENA AB (PUBL.)

	By:	/s/ Staffan Hultgren
	Name:	Staffan Hultgren
	Title:	Vice President & Deputy CEO and Principal Financial Officer

Stena AB and Consolidated Subsidiaries

Forward-looking statements

This Form 6-K includes statements that are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified as “forward-looking statements” by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “project,” “plan,” “predict,” “will” and similar expressions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate and include references to assumptions that relate to the future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-	changes in general economic and business conditions and markets;

-	changes in laws and regulations;

-	changes in International Financial Reporting Standards, (“IFRS”);

-	changes in currency exchange rates and interest rates;

-	risks incident to vessel and drilling rig operations, including discharge of pollutants;

-	introduction of competing products and services by other companies;

-	changes in trading or travel patterns;

-	increases in costs of operations or the inability to meet efficiency or cost reduction objectives;

-	changes in our business strategy; and

-	other risk factors listed in the reports we furnish to or file with the Securities and Exchange Commission from time to time.

We do not intend, and undertake no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Three month period ended
	March 31, 2011	March 31, 2012
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	1,712	1,947	294
Drilling	1,898	1,326	200
Shipping	842	556	84
Property	579	595	90
New Businesses	996	1,102	165
Other	4	5	1
Total revenues	6,031	5,531	834

Net valuation on investment properties	50	1	0
Net gain on sales of assets	—	15	2

Total other income	50	16	2

Direct operating expenses:
Ferry operations	(1,506)	(1,715)	(258)
Drilling	(719)	(644)	(97)
Shipping	(676)	(305)	(46)
Property	(253)	(243)	(37)
New Businesses	(721)	(816)	(123)
Other	—	1	0
Total direct operating expenses	(3,875)	(3,722)	(561)

Selling and administrative expenses	(846)	(777)	(117)
Depreciation and amortization	(854)	(897)	(135)

Total operating expenses	(5,575)	(5,396)	(813)

Income from operations	506	151	23

Financial income and expense, net:
Share of affiliated companies’ results	(1)	(2)	0
Dividends received	3	10	2
Net gain (loss) on securities	197	130	19
Interest income	145	138	21
Interest expense	(439)	(572)	(86)
Foreign exchange gains/(losses), net	16	(11)	(2)
Other financial income/(expense), net	(66)	(34)	(5)

Total financial income and expense	(145)	(341)	(51)

Income/(loss) before taxes	361	(190)	(28)
Income taxes	(5)	76	11

Net income/(loss)	356	(114)	(17)

Earnings attributable to:
Owners of the Company	359	(118)	(18)
Non-controlling interest	3	4	1

Net Income/(loss)	356	(114)	(17)

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Consolidated Statements of Comprehensive Income (unaudited)

	Three months period ended March 31,
	2011	2012	2012
	SEK	SEK	$
	(in millions)
Result for the period	356	(114)	(17)

Other comprehensive income
Fair value gains on available-for-sale financial assets, net of tax	272	252	38
Cash flow hedges, net of tax	391	999	151
Currency translation differences	(952)	(993)	(150)
Equity hedges, net of tax	59	93	14

Total comprehensive income for the period	126	238	36

Total comprehensive income attributable to:
- owners of the Parent company	132	238	36
- Non-controlling interest	(6)	0	0

Total comprehensive income for the period	126	238	36

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets (unaudited)

	December 31, 2011	March 31, 2012
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	3,049	3,016	455
Tangible fixed assets:
Vessels	34,185	32,666	4,926
Construction in progress	5,290	5,320	802
Equipment	2,303	2,570	388
Buildings and land	939	1,271	192
Ports	1,795	1,868	281

Total tangible fixed assets	44,512	43,695	6,589

Property	25,753	25,790	3,889
Financial fixed assets:
Investment in associated companies	1,374	1,429	215
Investment in SPEs	4,548	4,012	605
Marketable securities	3,465	4,211	635
Other assets	4,731	4,881	736

Total financial fixed assets	14,118	14,533	2,191
Total noncurrent assets	87,432	87,034	13,124

Current assets:
Inventories	632	686	103
Trade debtors	3,218	3,109	469
Other receivables	1,611	2,073	313
Prepaid expenses and accrued income	1,448	2,219	336
Short-term investments	2,668	3,000	452
Cash and cash equivalents	1,587	1,360	205

Total current assets	11,164	12,447	1,878

Total assets	98,596	99,481	15,002

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	(2,366)	(2,006)	(302)
Retained earnings	30,071	32,540	4,906
Net Income	2,476	(114)	(17)
Non-controlling interests	211	211	32

Total shareholders’ equity	30,397	30,635	4,620

Noncurrent liabilities:
Deferred income taxes	4,248	4,348	656
Pension liabilities	962	849	128
Other provisions	1,370	744	112
Long-term debt	38,720	39,566	5,966
Debt in SPEs	4,143	3,986	601
Senior notes	6,236	6,149	927
Capitalized lease obligations	1,481	1,469	222
Other noncurrent liabilities	1,802	1,505	227

Total noncurrent liabilities	58,962	58,616	8,839

Current liabilities:
Short-term debt	2,842	3,074	464
Capitalized lease obligations	222	96	14
Trade accounts payable	1,281	1,900	287
Income tax payable	92	10	2
Other current liabilities	2,175	2,263	341
Accrued costs and prepaid income	2,625	2,887	435

Total current liabilities	9,237	10,230	1,543

Total shareholders’ equity and liabilities	98,596	99,481	15,002

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

	Attributable to equity holders of the company
(SEK in millions)	Share Capital	Reserves	Retained earnings incl. Net Income/ (loss)	Total	Non-controlling interest	Total Equity
Closing balance as of December 31, 2010	5	(1,096)	30,275	29,184	264	29,448

Acquisition of subsidiary					(25)	(25)
Exchange differences arising on the translation of foreign operations, net of tax		(943)		(943)	(9)	(952)
Change in hedging reserve, net of tax
- bunker hedge		349		349		349
- interest swap hedge		42		42		42
Change in fair value reserve, net of tax		272		272		272
Change in net investment hedge, net of tax		59		59		59
Net income/(loss) recognized directly in equity		(221)		(221)	(9)	(230)

Net income/(loss)			353	353	3	356

Total recognized income and expense		(221)	353	132	(6)	126

Closing balance as of March 31, 2011	5	(1,317)	30,628	29,316	233	29,549

Closing balance as of December 31, 2011	5	(2,366)	32,547	30,186	211	30,397
Exchange differences arising on the translation of foreign operations, net of tax		(987)		(987)	(4)	(991)
Change in hedging reserve, net of tax
- bunker hedge		292		292		292
- interest swap hedge		706		706		706
Change in fair value reserve, net of tax		252		252		252
Change in net investment hedge, net of tax		93		93		97

Net income/(loss) recognized directly in equity		356		356	(4)	352

Net income/(loss)			(118)	(118)	4	(114)

Total recognized income and expense		356	(118)	238	0	238

Closing balance as of March 31, 2012	5	(2,010)	32,429	30,424	211	30,635

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow (unaudited)

	Three month period ended
	March 31, 2011	March 31, 2012
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income/(loss)	356	(114)	(17)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	854	897	135
Net valuation of investment properties	(50)	(1)	0
Gain on sale of assets	—	(15)	(2)
Gain on securities, net	(197)	(130)	(19)
Unrealized foreign exchange (gains) losses	90	(104)	(16)
Deferred income taxes	(23)	(40)	(6)
Provision for pensions	50	(122)	(18)
Net cash flows from trading securities	(18)	(47)	(7)
Share of affiliated companies results	1	2	0
Other non-cash items	160	161	24
Receivables	(262)	(202)	(30)
Prepaid expenses and accrued income	(153)	(841)	(127)
Inventories	(69)	(52)	(8)
Trade accounts payable	75	591	89
Accrued costs and prepaid income	181	196	30
Income tax payable	(10)	34	5
Other current liabilities	(164)	(587)	(89)

Net cash provided by operating activities	821	(374)	(56)

Net cash flows from investing activities:
Purchase of intangible assets	(11)	(21)	(3)
Cash proceeds from sale of property, vessels and equipment	88	141	21
Capital expenditure on property, vessels and equipment	(1,261)	(1,381)	(208)
Purchase of subsidiaries, net of cash acquired	(143)	—	—
Investment in affiliated companies	(4)	(74)	(11)
Proceeds from sale of securities	1,584	1,170	176
Purchase of securities	(985)	(1,205)	(182)
Other investing activities	(124)	(6)	(1)

Net cash used in investing activities	(856)	(1,376)	(208)

Net cash flows from financing activities:
Proceeds from issuance of debt	5	787	119
Principal payments on debt	(414)	(329)	(50)
Net change in borrowings on line-of-credit agreements	458	1,557	235
Principal payments on capital lease obligations	(8)	(107)	(16)
Net change in restricted cash accounts	620	(392)	(59)
Other financing activities	(26)	1	0

Net cash provided by financing activities	635	1,517	229

Effect of exchange rate changes on cash and cash equivalents	(38)	6	1

Net change in cash and cash equivalents	562	(227)	(34)
Cash and cash equivalents at beginning of period	1,665	1,587	239

Cash and cash equivalents at end of period	2,227	1,360	205

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1 Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries (the “Company”) and have been prepared in accordance with IAS 34, “Interim financial reporting”. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS.

The interim financial information included in the condensed consolidated financial statements is unaudited, but reflects all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months ended March 31, 2012 are not necessarily indicative of the results to be expected for the full year.

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into U.S. dollars (“$”) using the noon buying rate on March 30, 2012, of $1 = SEK 6.6314.

Note 2 Accounting policies

The accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2011, as described in those annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 3 Segment information

(SEK in millions)	Three month period ended March 31,
	2011	2012
Income from operations:
Ferry operations	(393)	(322)
Drilling	625	184
Shipping: Roll-on/Roll-off vessels	29	(30)
Crude oil tankers	(68)	(29)
LNG	—	85
Other shipping	60	—

Total shipping	21	26
Property:	278	304
Net valuations on investment properties	50	1

Total property Total property	328	305
New Businesses, Adactum	10	20
Other	(85)	(62)

Total	506	151

(SEK in millions)	Three month periods ended March 31,
	2011	2012
Depreciation and amortization:
Ferry operations	311	307
Drilling	429	371
Shipping: Roll-on/Roll-off vessels	36	66
Crude oil tankers	19	30
LNG	—	65
Other shipping	2	3

Total shipping	57	164
Property	1	1
New Businesses, Adactum	52	51
Other	4	3

Total	854	897

(SEK in millions)	Three month periods ended March 31,
	2011	2012
Capital expenditures:
Ferry operations	690	213
Drilling	155	270
Shipping: Roll-on/Roll-off vessels	144	7
Crude oil tankers	0	49
LNG	—	14
Other shipping	3	4

Total shipping	147	74
Property	185	537
New Businesses, Adactum	83	287
Other	1	—

Total	1,261	1,381

Stena AB and Consolidated Subsidiaries

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off vessels, tankers, LNG carriers and drilling rigs, managing tankers, sales of vessels and real estate rents. The period from June through September is the peak travel season for passengers of the ferry operations. Chartering activities are not generally significantly affected by seasonal fluctuations, but variations over the year may occur as a consequence of, among other things, vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also may have an impact on the results of each period.

Highlights of the first three months of 2012

In January 2012, a commercial property, with a total size of approximately 5,000 square meters, was acquired in London, United Kingdom for a total investment of GBP 22 million.

In February 2012, we sold Stena Navigator and in March 2012, we sold Stena Caribbean, with a total gain of SEK 16 million.

In March 2012, we signed a time charter contract with LNG Shipping S.p.A. The time charter is for our LNG carrier, Stena Crystal Sky and the contract period is 40 months. LNG Shipping S.p.A, is fully owned by ENI, an Italian Energy Group.

New contracts have been successfully agreed for the drilling units Stena Clyde and Stena Spey with firm duration until the first quarter of 2013 and the first quarter of 2015, respectively.

As from January 1, 2012, LNG is a new business area within shipping in Stena AB Group.

SUBSEQUENT EVENTS

The fourth DrillMAX vessel, the enhanced ice-classed ultra-deepwater drillship Stena IceMAX, was delivered in April 2012. In December 2011, a five year contract was signed with Shell for drilling services to be provided by Stena IceMAX with operational commencement scheduled for the second quarter of 2012.

In April 2012, we acquired four modern RoPax vessels, Stena Mersey, Stena Lagan, Norman Voyager and Watling Street. The first two vessels were already on bare-boat charter to Stena Line and the latter two vessels are on charter to LD Lines and Scandlines A.G., respectively.

In May 2012, we sold Stena Caledonia.

Stena AB and Consolidated Subsidiaries

Currency effects

Our revenues and expenses, reported in Swedish kronor, are significantly affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar, the British pound and the euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, we enter into certain derivative financial instruments. In the three month period ended March 31, 2012, approximately 30% of our total revenues were generated in USD, approximately 16 % were generated in EUR, approximately 11% were generated in GBP and approximately 29% were generated in SEK.

In the three month period ended March 31, 2012, approximately 26% of our total expenses were incurred in USD, approximately 12% were incurred in EUR, 14% were incurred in GBP and approximately 34% were incurred in SEK. The reported gross revenues and expenses were influenced by changes in the currency rates. The exchange rates as used for consolidation purposes are as follows:

Average rates:	Jan-Mar 2011	Jan-Mar 2012	Change
US $	6.4830	6.7495	4%
British pound	10.3899	10.6057	2%
Euro	8.8685	8.8532	0%

Closing rates:	As of Dec 31, 2011	As of Mar 31, 2012	Change
US $	6.8748	6.6199	(3)%
British pound	10.6803	10.5811	(1)%
Euro	8.9177	8.8273	(2)%

Stena AB and Consolidated Subsidiaries

THREE MONTHS ENDED MARCH 31, 2012, COMPARED TO THREE MONTHS ENDED

MARCH 31, 2011

Revenues

Total revenues decreased SEK 500 million, or 8%, to SEK 5,531 million in the three months ended March 31, 2012, from SEK 6,031 million in the three months ended March 31, 2011, as a result of decreased revenues in the drilling and shipping segments, offset by increased revenues in all other segments and to a lesser extent the strengthening of the U.S. dollar against the SEK.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board sales. Revenues from ferry operations increased SEK 235 million, or 14%, to SEK 1,947 million in the three months ended March 31, 2012, from SEK 1,712 million in the three months ended March 31, 2011, mainly as an effect of higher freight haulage revenues and onboard sales as a consequence of increased freight and passenger volumes, particularly generated from the new routes in the Irish Sea acquired in 2011.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations decreased SEK 572 million, or 30%, to SEK 1,326 million in the three months ended March 31, 2012, from SEK 1,898 million in the three months ended March 31, 2011, mainly due to the rigs Stena Clyde and Stena Spey, which both were unutilized the first two months of 2012, together with the reduction of revenues reflecting the sale of the rig Stena Tay in the fourth quarter of 2011, offset by the strengthening of the U.S. dollar against the SEK. In local currency, revenues decreased 33% in the three months ended March 31, 2012, compared to the same period last year for the drilling operations.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 286 million, or 34%, to SEK 556 million in the three months ended March 31, 2012, from SEK 842 million in the three months ended March 31, 2011.

Revenues from crude oil tankers decreased SEK 401 million, or 66%, to SEK 209 million in the three months ended March 31, 2012, from SEK 610 million in the three months ended March 31, 2011, mainly because our MR vessels as from April 2011 are operating in the joint venture Stena Weco A/S in which the operating results are reported as a net revenue. The operating results from these vessels were previously reported gross, with revenues and operating expenses. Revenues have also been reduced as an effect of a reduced fleet, offset by the strengthening of the U.S. dollar against the SEK.

As from January 1, 2012, LNG is reported as a new business area within shipping in the Stena AB Group. During 2011, the LNG business area was reported within the crude oil tanker segment. Operating Revenues from LNG operation amounted to SEK 183 million in the three months ended March 31, 2012. The first of our LNG carriers was put into operation in May 2011, and the other two were both put into operation in July 2011.

Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 7 million, or 6%, in the three months ended March 31, 2012, to SEK 112 million from SEK 119 million in the three months ended March 31, 2011, mainly due to a weakening market with renegotiated charter contracts at lower day rates, offset by revenues generated by Highlanders from February 2011 and Stena Feronia from April 2011, respectively.

Revenues from Other Shipping decreased SEK 61 million, or 54%, to SEK 52 million in the three months ended March 31, 2012, from SEK 113 million in the three months ended March 31, 2011, mainly reflecting the receipt of USD 10 million (SEK 64.8 million) for a patent infringement in the first quarter of 2011.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 16 million, or 3%, to SEK 595 million in the three months ended March 31, 2012, from SEK 579 million in the three months ended March 31, 2011, mainly due to higher rental income as an effect of decreased vacancy rates for the commercial properties in Sweden together with rental income for two new commercial properties in London, purchased in July 2011 and January 2012, respectively, offset by increased vacancy rates in our property portfolio in the Netherlands.

New Businesses Adactum. Revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum increased SEK 106 million, or 11%, to SEK 1,102 million in the three months ended March 31, 2012, from SEK 996 million in the three months ended March 31, 2011, mainly due to increased revenues from Blomsterlandet, which has increased its market share and also increased its number of shops together with favorable weather conditions in the early spring in Sweden. Revenues also increased as an effect of Ballingslöv’s acquisition of the Swedish company Macro, a manufacturer of shower systems, in the fourth quarter of 2011. Of

Stena AB and Consolidated Subsidiaries

the total revenues in the three months ended March 31, 2012, SEK 566 million related to Ballingslöv, SEK 246 million related to Blomsterlandet, SEK 257 million related to Envac and SEK 33 million related to Stena Renewable, as compared to SEK 526 million related to Ballingslöv, SEK 201 million related to Blomsterlandet, SEK 233 million related to Envac and SEK 36 million related to Stena Renewable in the three months ended March 31, 2011.

Other income

Net valuation on investment property. As a result of revaluation to fair value according to IAS 40 “Investment properties”, the Company had net gains of SEK 1 million for the three months ended March 31, 2012, as compared to gains of SEK 50 million for the three months ended March 31, 2011, mainly due to stagnation in investment property market values on the Swedish property market.

Net Gain on Sale of Vessels, Shipping. In the three months ended March 31, 2012 net gains of SEK 15 million were recorded on the sale of Stena Navigator and Stena Caribbean. In the three months ended March 31, 2011, no sales of vessels were made.

Net Gain on Sale of Properties. In the three months ended March 31, 2012 and 2011, respectively, no properties were sold.

Direct operating expenses

Total direct operating expenses decreased SEK 153 million, or 4%, to SEK 3,722 million in the three months ended March 31, 2012, from SEK 3,875 million in the three months ended March 31, 2011, mainly as a result of decreased operating expenses in all segments except for the ferry operations and new businesses, Adactum segments, offset by the strengthening of the U.S. dollar against the SEK.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 209 million, or 14%, to SEK 1,715 million in the three months ended March 31, 2012, from SEK 1,506 million in the three months ended March 31, 2011, mainly due to higher expenses for bunker fuel together with increased product and operating costs generated from new routes in the Irish Sea. Direct operating expenses for ferry operations for the three months ended March 31, 2012, and the three months ended March 31, 2011 were each 88% of revenues for their respective applicable period.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses for drilling operations decreased SEK 75 million, or 10%, to SEK 644 million in the three months ended March 31, 2012, from SEK 719 million in the three months ended March 31, 2011. The decrease mainly reflects that the rigs Stena Clyde and Stena Spey, which both were unutilized for the first two months of 2012 together with the reduction of operating expenses reflecting the sale of the rig Stena Tay in the end of 2011, offset by the strengthening of the U.S. dollar against the SEK. Direct operating expenses from drilling operations for the three months ended March 31, 2012, were 49% of drilling revenues, as compared to 38% for the three months ended March 31, 2011.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations decreased SEK 371 million, or 55%, in the three months ended March 31, 2012, to SEK 305 million from SEK 676 million in the three months ended March 31, 2011.

Direct operating expenses associated with crude oil tankers decreased SEK 417 million, or 67%, to SEK 207 million in the three months ended March 31, 2012, from SEK 624 million in the three months ended March 31, 2011, because our MR vessels, as from April 2011,were operating in the joint venture Stena Weco A/S, in which the operating results are reported as net revenue. The revenues and operating expenses of these vessels, were previously reported gross. Operating expenses were also reduced as a result of the decreased number of vessels operated, offset by the strengthening of the U.S. dollar against the SEK. Direct operating expenses for crude oil operations for the three months ended March 31, 2012, were 99% of revenues, as compared to 102% for the three months ended March 31, 2011. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

During 2011 the LNG business area was reported within the crude oil tanker segment. Operating expenses from LNG operations amounted to SEK 28 million in the three months ended March 31, 2012. Direct operating expenses from the LNG operations for the three months ended March 31, 2012, were 15% of LNG revenues. The first of our LNG carriers was put into operation in May 2011, with the two remaining carriers put into operation in July 2011.

Stena AB and Consolidated Subsidiaries

Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 22 million, or 54%, to SEK 63 million in the three months ended March 31, 2012, from SEK 41 million in the three months ended March 31, 2011, mainly due to increased costs of new vessels operated. Direct operating expenses for Roll-on/Roll-off vessels for the three months ended March 31, 2012, were 56% of revenues, as compared to 34% for the three months ended March 31, 2011.

Direct operating expenses with respect to Other Shipping decreased SEK 4 million or 36%, to SEK 7 million in the three months ended March 31, 2012 from SEK 11 million in the three months ended March 31, 2011. Direct operating expenses for Other Shipping for the three months ended March 31, 2012 were 13% of revenues, as compared to 10% for the three months ended March 31, 2011.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations decreased SEK 10 million, or 4%, to SEK 243 million in the three months ended March 31, 2012, from SEK 253 million in the three months ended March 31, 2011, mainly due to reduced operating expenses as a consequence of lower cost for heating due to a warmer spring in 2012, offset by operating expenses for the two new commercial properties in London and by increased vacancy rates in our property portfolio in the Netherlands. Direct operating expenses for property operations for the three months ended March 31, 2012 were 41% of property revenues, as compared to 44% for the three months ended March 31, 2011.

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses for Adactum operations increased SEK 95 million, or 13%, to SEK 816 million in the three months ended March 31, 2012, from SEK 721 million in three months ended March 31, 2011, mainly due to increased cost for goods sold in Blomsterlandet, which has increased its market share and also increased its number of shops. Operating expenses also increased as an effect of Ballingslöv’s acquisition of the Swedish company Macro, a manufacturer of shower systems, in the fourth quarter of 2011. Of the total operating expenses SEK 371 million related to Ballingslöv, SEK 244 million related to Blomsterlandet, SEK 192 million related to Envac and SEK 6 million related to Stena Renewable in the three months ended March 31, 2012, as compared to SEK 339 million related to Ballingslöv, SEK 208 million related to Blomsterlandet, SEK 168 million related to Envac and SEK 4 million related to Stena Renewable in the three months ended March 31, 2011. Direct operating expenses for Adactum operations for the three months ended March 31, 2012, were 74% of revenues, as compared to 72% for the three months ended March 31, 2011.

Selling and administrative expenses

Selling and administrative expenses decreased SEK 69 million, or 8%, to SEK 777 million in the three months ended March 31, 2012, from SEK 846 million in the three months ended March 31, 2011, mainly due to decreased pension costs. Total selling and administrative expenses in the three months ended March 31, 2012, were 14% of total revenues, same as for the three months ended March 31, 2011.

Depreciation and amortization

Depreciation and amortization charges increased SEK 43 million, or 5%, to SEK 897 million in the three months ended March 31, 2012, from SEK 854 million in the three months ended March 31, 2011, mainly as a result of increased depreciation charges of new vessels delivered, offset by reduced depreciation charges for the drilling segment as an effect of the sale of the drilling rig Stena Tay in the fourth quarter of 2011. The strengthening of the U.S. dollar with respect to the SEK, which primarily impacted depreciation charges on drilling rigs, which are denominated in U.S. dollars, contributed to the increase in depreciation and amortization charges.

Financial income and expense

Financial income and expense decreased by SEK (196) million to SEK (341) million in the three months ended March 31, 2012, from SEK (145) million in the three months ended March 31, 2011.

Share of affiliated companies’ results in the three months ended March 31, 2012, refers to the Company’s portion of the results of Midsona AB (publ), Gunnebo AB (publ), MPP MediaTec Group AB and Silurian Hallwood Plc. As of March 31, 2012, the Company’s interest in the capital of Midsona was 23.0%, its interest in the capital of Gunnebo was 25.9%, its interest in the capital of MediaTec was 42.7% and its interest in the capital of Silurian Hallwood was 20%. As of March 31, 2011, the Company’s interest in the capital of Midsona was 23.0%, its interest in the capital of Gunnebo was 25.9% and its interest in the capital of MediaTec was 42.7%.

Net gain (loss) on securities in the three months ended March 31, 2012, was SEK 130 million, of which SEK (37) million related to net realized losses on marketable securities and equity securities and investments in Special Purpose Entities (“SPEs”), SEK 146 million related to net unrealized gains on marketable securities and SEK 21 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the three

Stena AB and Consolidated Subsidiaries

months ended March 31, 2011 was SEK 197 million, of which SEK 55 million related to net realized gains on marketable securities and equity securities and investments in SPEs, SEK 121 million related to net unrealized gains on marketable securities and SEK 21 million related to the termination of the financial lease of Stena Carron.

Interest income decreased by SEK 7 million to SEK 138 million in the three months ended March 31, 2012 from SEK 145 million in the three months ended March 31, 2011, due to decreased interest from investment securities. Interest income related to investments in SPEs, included in total interest income decreased SEK 22 million to SEK 57 million in the three months ended March 31, 2012, from SEK 79 million in the three months ended March 31, 2011 due to the CDO 2002 investment being unwound during 2011.

Interest expense increased by SEK (133) million to SEK (572) million in the three months ended March 31, 2012 from SEK (439) million in the three months ended March 31, 2011 reflecting higher debt outstanding and increased interest expenses in SPEs. Interest expense for investments in SPEs in the three months ended March 31, 2012, increased SEK (9) million to SEK (15) million from SEK (6) million in the three months ended March 31, 2011.

During the three months ended March 31, 2012, the Company had foreign exchange losses, net of SEK (11) million. During the three months ended March 31, 2011, the Company had foreign exchange gains, net of SEK 16 million.

Other financial income/(expense), net of SEK (34) million for the three months ended March 31, 2012, includes above all SEK (45) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK 18 million related to bunker hedges. Other financial income (expense) of SEK (66) million for the three months ended March 31, 2011 includes SEK (33) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK (21) million related to bunker hedges.

Income taxes

Income taxes for the three months ended March 31, 2012, were SEK 76 million, consisting of current taxes of SEK 36 million and deferred taxes of SEK 40 million. Income taxes for the three months ended March 31, 2011, were SEK (5) million, consisting of current taxes of SEK (28) million and deferred taxes of SEK 23 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

Liquidity and Capital Resources

Our liquidity requirements principally relate to servicing of debt, financing the purchase of vessels and other assets and funding of working capital. In prior years, we met our liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and other financing and refinancing arrangements.

As of March 31, 2012, we had total cash and marketable securities of SEK 8,571 million as compared with SEK 7,720 million as of December 31, 2011.

For the three months ended March 31, 2012, cash flows provided by operating activities amounted to SEK (374) million, as compared to SEK 821 million in the first three months ended March 31, 2011. For the three months ended March 31, 2012, cash flows used in investing activities amounted to SEK (1,376) million, including SEK (1,381) million related to capital expenditures, as compared to SEK (856) million, including SEK (1,261) million related to capital expenditures, in the three months ended March 31, 2011. Cash flows provided by financing activities for the three months ended March 31, 2012 amounted to SEK 1,517 million, as compared to SEK 635 million in the three months ended March 31, 2011.

As of March 31, 2012, total construction in progress was SEK 5,775 million, as compared to SEK 5,614 million as of December 31, 2011. The remaining capital expenditure commitment for newbuildings on order as of March 31, 2012, was SEK 2,749 million, of which SEK 2,495 million and SEK 254 million is due during 2012 and 2013, respectively. Financing for approximately 91% of the unpaid balance has already been arranged. The Company plans to finance the remainder of this unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans and other financing arrangements.

As of March 31, 2012 total interest bearing debt was SEK 50,354 million, excluding debt in SPEs, as compared with SEK 49,501 million as of December 31, 2011. As of March 31, 2012 total interest bearing debt in SPEs was SEK 3,986 million as compared with SEK 4,143 million as of December 31, 2011.

As of March 31, 2012, $930 million was utilized under our $1 billion revolving credit facility, including $27 million used for issuing bank guarantees and letters of credit. As of December 31, 2011, $776 million was utilized under our $1 billion revolving credit facility, of which $26 million was used for issuing bank guarantees and letters of credit.

As of March 31, 2012, $140 was utilized under the $200 million revolving credit facility entered into by Stena Royal S.àr.l. (“Stena Royal”) as compared to $32 million as of December 31, 2011.

As of March 31, 2012, SEK 300 million of the SEK 450 million facility in Adactum was utilized compared to SEK 450 million as of December 31, 2011.

During 2010 we entered into a new SEK 6,660 million revolving credit facility with Svenska Handelsbanken and Nordea and guaranteed by EKN. This facility was unutilized as of March 31, 2012, and December 31, 2011, respectively.

We believe that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancing, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

Stena AB and Consolidated Subsidiaries

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

For the three months ended March 31, 2012, Restricted Group Data represents the selected consolidated financial information excluding (i) the property business segment (other than two small properties), (ii) the business segment of Adactum, whose activities consist primarily of investing in companies outside our traditional lines of business, and (iii) our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal, Stena Investment Cyprus Ltd and Mondaldi Ltd. Our real estate operations and the business of Adactum are conducted through various subsidiaries. For purposes of the indentures under which our Senior Notes were issued, real estate business and new businesses, Adactum, together with our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal, Stena Investment Cyprus Ltd and Mondaldi Ltd, are designated as unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of these indentures.

As of March 31, 2012, we had outstanding $128.8 million principal amount of Senior Notes due 2016, €300 million principal amount of Senior Notes due 2017, €102 million principal amount of Senior Notes due 2019 and €200 million principal amount of Senior Notes due 2020.

Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.6314, the noon buying rate on March 30, 2012.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements – Restricted Group

	Three month period ended
	March 31, 2011	March 31, 2012
	(unaudited)
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	1,712	1,947	294
Drilling	1,898	1,326	200
Shipping	842	556	84
Property	2	2	0
Other	4	5	1

Total revenues	4,458	3,836	579

Net gain on sales of assets	—	15	2

Total other income	—	15	2

Direct operating expenses:
Ferry operations	(1,506)	(1,715)	(259)
Drilling	(719)	(644)	(97)
Shipping	(676)	(305)	(46)
Property	(1)	(1)	0
Other	0	0	0
Total direct operating expenses	(2,902)	(2,664)	(402)

Selling and administrative expenses	(575)	(506)	(76)
Depreciation and amortization	(801)	(845)	(127)

Total operating expenses	(4,278)	(4,015)	(605)

Income/(loss) from operations	180	(164)	(24)

Net financial income and expenses:
Dividends received	1	—	—
Net gain (loss) on securities	90	116	17
Interest income	68	54	8
Interest expense	(297)	(318)	(48)
Foreign exchange gains (losses), net	13	(17)	(3)
Other financial income (expenses), net	(49)	(16)	(2)

Total financial income and expenses	(174)	(181)	(28)

Income/(loss) after financial income and expenses	6	(345)	(52)
Non-controlling interest	(3)	0	0

Income/(loss) before tax	3	(345)	(52)

Income taxes	42	117	18

Net income/(loss)	45	(228)	(34)

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets – Restricted Group

	December 31, 2011	March 31, 2012
	(unaudited)
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	772	754	114
Tangible fixed assets:
Vessels	34,185	32,666	4,926
Construction in progress	4,826	4,936	744
Equipment	1,492	1,433	216
Ports	1,795	1,868	282
Property	569	454	68

Total tangible fixed assets	42,867	41,357	6,236
Financial fixed assets:
Marketable securities	588	726	110
Intercompany accounts, noncurrent	6,570	6,496	980
Other assets	8,976	9,088	1,370

Total noncurrent assets	59,773	58,421	8,810

Current assets:
Inventories	229	221	33
Trade debtors	2,533	2,406	363
Other receivables	1,403	1,853	279
Prepaid expenses and accrued income	1,022	1,710	258
Short-term investments	2,417	2,293	346
Cash and cash equivalents	809	777	117

Total current assets	8,413	9,260	1,396

Total assets	68,186	67,681	10,206

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	24,251	24,186	3,647

Equity attributable to shareholders of the company	24,256	24,491	3,648
Non-controlling interest	109	110	17

Total Equity	24,365	24,601	3,665

Noncurrent liabilities:
Deferred income taxes	1,115	1,131	171
Other provisions	2,221	1,471	222
Long-term debt	24,138	24,677	3,721
Senior notes	6,485	6,149	927
Capitalized lease obligations	1,475	1,463	221
Other noncurrent liabilities	1,242	1,083	163

Total noncurrent liabilities	36,676	33,372	5,032
Current liabilities:
Short-term debt	1,786	1,838	277
Capitalized lease obligations	219	93	14
Trade accounts payable	517	840	127
Income tax payable	57	0	0
Other liabilities	1,751	1,702	256
Intercompany liabilities	850	750	113
Accrued costs and prepaid income	1,965	2,183	329

Total current liabilities	7,145	7,406	1,116

Total shareholders’ equity and liabilities	68,186	67,681	10,206

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow – Restricted Group

	Three month period ended
	March 31, 2011	March 31, 2012
	(unaudited)
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income/(loss)	45	(228)	(34)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	801	845	127
Gain on sale assets	—	(15)	(2)
(Gain) loss on securities, net	(90)	(116)	(17)
Unrealized foreign exchange (gains) losses	26	(222)	(34)
Deferred income taxes	(55)	(60)	(9)
Non-controlling interest	3	—	—
Other non-cash items	158	141	21
Provision for pensions	50	(122)	(18)
Net cash flows from trading securities	(42)	(45)	(7)
Changes in working capital	(188)	(1,158)	(175)

Net cash provided by/used in operating activities	708	(980)	(148)

Net cash flows from investing activities:
Purchase of intangible assets	(9)	(6)	(1)
Cash proceeds from sale of property, vessels and equipment	1	141	21
Capital expenditure on property, vessels and equipment	(993)	(557)	(84)
Purchase of subsidiaries, net of cash acquired	(119)	—	—
Proceeds from sale of securities	84	15	2
Purchase of securities	(53)	(63)	(9)
Other investing activities	(28)	4	1

Net cash used in investing activities	(1,117)	(466)	(70)

Net cash flows from financing activities:
Proceeds from issuance of debt	3	625	94
Principal payments on debt	(401)	(362)	(55)
Net change in borrowings on line-of-credit agreements	130	964	145
Principal payments on capital lease obligations	(8)	(107)	(16)
Net change in restricted cash accounts	1,227	104	16
Intercompany accounts	62	180	27
Other financing activities	9	(2)	0

Net cash used in/provided by financing activities	1,022	1,402	211

Effect of exchange rate changes on cash and cash equivalents	(17)	12	2

Net change in cash and cash equivalents	596	(32)	(5)
Cash and cash equivalents at beginning of period	727	809	122

Cash and cash equivalents at end of period	1,323	777	117

Stena AB and Consolidated Subsidiaries

Other data – Restricted Group

	Three month period ended
	March 31, 2011	March 31, 2012
	SEK	SEK	$
	(in millions)
OTHER DATA:
Adjusted EBITDA	1,049	735	111

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, non-controlling interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms to the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with IFRS and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and reconciliation to net cash provided by operating activities is presented below:

	Three month period ended
	March 31, 2011	March 31, 2012
	SEK	SEK	$
	(in millions)
Income/(loss) from operations	180	(164)	(24)
Adjustments:
Interest income/(loss)	68	54	8
Depreciation and amortization	801	845	127
Adjusted EBITDA	1,049	735	111

Adjustments:
Gain on sale of vessels	—	(15)	(2)
Net cash flows from trading securities	(42)	(45)	(7)
Interest expenses	(297)	(318)	(48)
Unrealized foreign exchange (gains) losses	26	(222)	(34)
Provisions for pensions	50	(122)	(18)
Other non cash items	158	141	21
Changes in working capital	(188)	(1,158)	(175)
Other items	(48)	24	4

Net cash provided by operating activities	708	(980)	(148)